September 9, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2005 Filed July 15, 2005 File No. 000-15264

Dear Mr. Wilson:

          This letter is in response to your comment letter dated August 23, 2005, concerning Manatron, Inc.'s (the "Company") Form 10-K for the year ended April 30, 2005. Your comments will be set forth first, and our response will be set forth immediately below each of your comments.

Comment Number One

Tell us the nature of unbilled retainages on long-term contracts and your basis for classifying this balance as a current asset.

Response to Comment Number One

The Company typically offers its clients a holdback equal to 10% of the monthly progress billings on its appraisal contracts. There are also a few software contracts, typically those in Ohio that are signed in conjunction with an appraisal services contract, that also offer a retainage holdback. These holdback amounts are recorded in our unbilled retainage account. We anticipate billing substantially all of these amounts within a twelve month period and therefore are comfortable classifying them as a current asset.

Comment Number Two

You disclose that one of your revenue recognition criteria is customer acceptance. Tell us if your software arrangements contain acceptance clauses or if the acceptance clause is

Mr. Craig Wilson
September 9, 2005

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implicit in the agreement based on customary business practice. Tell us the nature of the acceptance clauses and how they impact the recognition of revenue.

Response to Comment Number Two

Acceptance is defined in the Company's standard contract within section 3.2.2 of General Terms and Conditions, which states as follows "The software shall be considered accepted for all purposes upon the earlier of: (a) notification by Customer that the Software is in compliance (this can be either written or verbal); (b) expiration of the Test Period if Customer fails to notify Manatron of any material nonconformity during that period; or (c) use of the Software by Customer for any purpose other than testing." Since the Company also performs post contract support (PCS) for all of its software installations, the Company can identify when the customer is using the software.

In addition, in the majority of the Company's larger implementations that extend over a year in duration, there are specific milestones outlined within the contract for which the customer must sign a Delivery Acceptance Statement (DAS) along the way. In these cases, final acceptance takes the form of a formal DAS signed off upon by the customer.

Revenue recognition occurs when customer acceptance is reasonably assured and when the Company's remaining revenue recognition criteria are met.

Comment Number Three

Your revenue recognition policy also indicates that you recognize revenue when you have an "enforceable claim." Tell us if this refers to the advanced billings for uninstalled software and hardware. Further explain in your response how you determined that you have an enforceable claim and if these receivables satisfy the definition of a financial asset and, therefore, should be recognized as an asset. See definition in Appendix E of SFAS 140.

Response to Comment Number Three

The enforceable claim language does not refer to the advanced billings for uninstalled software and hardware. The enforceable claim refers to the fact that the Company has a formal signed contract in place with the customer that outlines the terms and conditions, specifically the deliverables and related pricing.

In addition, FAS 140 defines a Financial Asset as "Cash, evidence of an ownership interest in an entity, or a contract that conveys to a second entity a contractual right (a) to receive cash or another financial instrument from a first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity." Based upon the

Mr. Craig Wilson
September 9, 2005

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definition of a Financial Asset, we believe that the related receivables satisfy the definition of a financial asset and are properly classified.

The advanced billings are a liability that will be translated into revenue when the Company meets the criteria for revenue recognition.

Comment Number Four

Disclosure in your critical accounting policies indicates that customers may request a reduction to the contract service price if they become dissatisfied with functionality of the software and/or quality of the services provided. Further explain the terms of this price reduction, how you determined that fees associated with contracts that contain these terms are fixed and determinable and the impact price reductions have on overall revenue recognition.

Response to Comment Number Four

It is not the Company's practice to offer contract reductions. Due to the appropriation requirements of governmental units, we will very seldom have a collection issue due to a shortage or lack of funds, such as bankruptcy. Our past due receivables primarily revolve around issues in which the customer does not feel that the software operates to their expectations. In the majority of cases there is a gap between what the customer expects and what we are obligated to deliver per our contract. We will discuss this with the client and if they require additional functionality, we will develop a change order to the contract which in some cases will require additional fees. It is not the Company's practice and not typical for the Company to offer price concessions. On the contrary, we collect under the original terms of our contracts in substantially all cases. Therefore, we believe our fees are fixed and determinable. We also do not believe that the rare claim which arises from customer dissatisfaction with the functionality of the software and/or the quality of the services provided impacts the fixed and determinable nature of our contract service prices.

Comment Number Five

In the previous years, you have presented financial information for two reportable segments. As a result of an internal reorganization during 2004 you indicate you now have one segment. Further explain this reorganization and how your CODM currently analyzes the business. In this regard, we note that your revenue recognition policy on page A-8 references your Software Systems and Services segment. To the extent you have aggregated the previous two segments into one, tell us how you considered the aggregation criteria and quantitative thresholds in paragraphs 17-24 of SFAS 131.

Mr. Craig Wilson
September 9, 2005

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Response to Comment Number Five

Prior to the reorganization in 2004, our Appraisal services division operated relatively independent of the rest of the organization. The President of that division made all the decisions regarding sales, marketing and operations and reported directly to the Chief Executive Officer of the Company. After the reorganization, the Appraisal services division became a product line offering, similar to our various software product lines and began to roll up under the Chief Operating Officer. All sales, marketing and operational decisions were dictated by the Executive Team, specifically our Executive Vice President of Sales and Business Development, our Vice President of Marketing and our Chief Operating Officer.

Because of the Company's aggregation of its two prior segments (Appraisal Services and Software Systems and Services) effective during the third quarter of fiscal 2004, it is no longer necessary to refer to the Company's Software Systems and Services Segment at the beginning of the Revenue Recognition policy on page A-8. Future filings will simply reference the "Company," as was done throughout the remainder of this section.

SFAS 131, Section 17 outlines the aggregation criteria which states that "Two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities."

The Company believes that both its appraisal services and software operations meet all of the criteria outlined above. Both product lines serve the same customer base (local government) and even the same office within local government (typically the Assessors office) in many cases. The data collected by our appraisal services staff is used in our Appraisal software to derive property values. Property values are then rolled into our Tax software to create and distribute tax bills. We market and encourage our customers to purchase all three products from us to enable them to maximize their efficiency. Our sales force promotes and sells a lump sum package of all of our products.

Mr. Craig Wilson
September 9, 2005

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Our Company has very few publicly traded competitors. However, one such competitor is Tyler Technologies (Tyler), which is traded on the NYSE. Their business is very similar to ours in that they also offer both appraisal services and software to local governments. We have noted that they also report only one segment.

Comment Number Six

We note in May 2003 and 2004 the Company sold all of its Financial Product line and Judicial Product line and recognized significant gains. Tell us why you believe that the sales of these business lines do not qualify as discontinued operations. Your response should address paragraphs 41-44 of SFAS 144.

Response to Comment Number Six

The Company does not believe that either of these divestitures qualified as a discontinued operation and neither of these product lines meet the definition of a component of an entity as outlined within SFAS 144. SFAS 144 defines a component of an entity as follows "a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity." Neither of these product lines were clearly distinguished for financial reporting purposes. A balance sheet and statement of cash flow were not maintained for either product line. Since one customer could and would purchase multiple products from various product lines, all assets (such as receivables) and liabilities (such as deferred revenue) were maintained at an aggregate level and not by specific product line. The Company has always sold the concept of a "one stop shop" to its local government customer base to enable them to maximize their efficiencies, whereby all of our products are marketed and ideally sold, contracted and invoiced as a lump sum package together.

Acknowledgements

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Mr. Craig Wilson
September 9, 2005

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Please do not hesitate to call or send an email if you need additional information or have any further questions.

Sincerely,

/s/ Krista Inosencio

Krista Inosencio
Chief Financial Officer
(269)567-2900 ext. 284
Krista.inosencio@manatron.com

/s/ Paul Sylvester

Paul Sylvester
Chief Executive Officer
(269) 567-2900 ext. 222
Paul.sylvester@manatron.com